

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

By U.S. Mail and Facsimile (251) 633-4575

Hal Compton, Jr., CEO
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

> **Re: HASCO Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed on May 14, 2010**
> **Form 8-K**
> **Filed on May 19, 2009**
> **File No. 000-52422**

Dear Mr. Compton:

We have reviewed your response and have the following comments. Where indicated, we think you should revise you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Statement of Changes in Shareholders' Equity, page F-5

1. We note your response to comment four in our letter dated September 17, 2010. Please provide us with a response that helps us to better understand the entries for the total $367,682 credit to APIC and a $639,066 debit to retained earnings. For example, at March 31, 2009, APIC and accumulated deficit of BBC Graphics was $148,320 and $549,137, respectively. We acknowledge this was earlier than the date of the merger but eliminating the accumulated deficit would require a $549,137 credit to retained earnings and you recorded a debit of $639,099. If it helps to facilitate our understanding please supplement your response with a schedule that includes the components of stockholders' equity for each entity at the merger date and the journal entries that illustrate your application of U.S GAAP.

2. Note that when a reverse merger occurs there should be no gaps in the periods of financial statements provided. You provided financial statements of SMM through December 31,

2008 and began reporting post-merger financial statements with the six months ended June 30, 2009; accordingly, there is a gap involving the unaudited interim financial statements for SMM as of and for the three months ended March 31, 2009. Please amend the Form 8-K to provide this information.

3. We note your response to comment five in our letter dated September 17, 2010. You have not answered our questions regarding this matter. Please tell us why you recorded a $323,704 debt owed to shareholders at the time of the reverse merger and why this debt was not already recorded by BBC Graphics, Inc. Describe your obligation and tell us how you determined when it should be recorded, how it should be measured and what disclosures should be made. Please include your basis in U.S. GAAP, as applicable.

4. We note your response to comment six in our letter dated September 17, 2010. The relevant point of SAB Topic 5.J is that push-down accounting is required to be applied when an entity becomes substantially wholly-owned regardless of the form of the acquirer. Accordingly, we believe you should revise the financial statements of SMM to reflect its new basis. Any belief of impaired goodwill does not preclude you from applying the appropriate accounting. Please revise.

5. We also note you determined that goodwill that may be recorded from the SMM acquisition would have been significantly impaired and subsequently written off. Provide to us the results of the assessment you performed that supports your conclusion of impaired goodwill. Note that any assessment of impairment must be contemporaneous with the proposed date of recognizing the impairment, i.e., an impairment proposed to be recognized in 2009 must be supported by an assessment conducted during that year.

6. Please file an Item 4.02 Form 8-K for the restated financial statements.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services